Room 4561
							May 9, 2006

Dr. Meir D. Burstin
Chairman of the Board of Directors
LanOptics Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam 20692 Israel

	Re:	LanOptics Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Form 20-F for Fiscal Year Ended December 31, 2005
	File No. 0-20860

Dear Dr. Burstin:

      We have reviewed your response to the comments raised in our letter dated January 27, 2006 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fair Value Analysis provided Supplementally on April 6, 2006

1. Please submit the Fair Value Analysis prepared by BDO Ziv Haft as supplemental material on EDGAR as required by Rule 101 of Regulation
S-T.

Form 20-F for Fiscal Year Ended December 31, 2005

General

2. Where we have requested revisions to disclosures be made in future filings, your response should include your revised prospective disclosures.

Controls and Procedures, page 65

3. Revise to provide disclosure in accordance with Regulation S-K,
Item 308(c).

4. We note that you have revised this section in response to comment
1 of our letter dated September 6, 2005. Please note however, that discussion of "inherent limitations" of "internal controls" is not appropriate in the disclosure controls and procedures context unless you also state, if true, that you have designed your disclosure controls and procedures to address these limitations. Alternatively, you may exclude the discussion regarding any inherent risks.

Note 2 - Significant Accounting Policies

k - Warrants to Redeemable Preferred shares in EZchip, page F-12

5. We note that your option pricing model for warrants to purchase Series C Redeemable Preferred shares of EZchip uses an expected volatility of 80%. Tell us, and disclose in future filings, the factors you have historically considered in estimating the expected volatility of the nonpublic Series C Redeemable Preferred shares of
EZchip and how you intend to estimate expected volatility, if different, following adoption of SFAS 123(R).

p - Accounting for stock based compensation, pages F-13 and F-14

6. Tell us, and clarify in future filings, whether this footnote pertains to the options of LanOptics or EZchip, or both.

Note 3 - Investment in EZchip, pages F-17 through F-19

7. With regard to the Series C Redeemable Preferred shares of EZchip, revise to affirmatively state, if true, that you believe that the sum of the original Series C issuance price, accrued and unpaid dividends and 6% coupon interest exceeds the fair value of the Series C Redeemable Preferred shares. Disclose the method by which you historically determined the fair value of the shares and, as there have been no actual cash transactions subsequent to July 2005, the manner in which the shares will be valued in the absence of such transactions.

Note 12 - Shareholders` Deficiency

c - Stock option plans

Stock options of EZchip, pages F-27 and F-28

8. Expand the disclosures surrounding your assumptions about the value of the EZchip ordinary shares underlying these options.
Your
revisions should include:

a. how you determined that the fair value of the EZchip ordinary shares approximates the fair value of the Series C Redeemable
Preferred shares, and

b. the assumptions used in your option pricing model, to include a discussion of the expected volatility of the nonpublic EZchip ordinary shares.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related
matters.  If you need further assistance, you may contact me at
(202)
551-3226.


Sincerely,



      Craig D. Wilson
Senior Assistant Chief Accountant

cc:  	Via facsimile:  (212) 732-3232
      Steve Glusband
	Carter Ledyard & Milburn LLP


Meir D. Burstin
LanOptics Ltd.
May 9, 2006
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